Felt+Fat

Graham Brosius <[redacted]>

[PREVIEW] Become an investor in Felt+Fat

Felt+Fat <info@feltandfat.com>
To: Graham Brosius <[redacted]

Fri, Oct 25, 2024 at 9:56 AM

Felt+Fat



Invest in Felt+Fat
Be a part of our future.

We are expanding in a **BIG** way

Hi Friend,

This is Nate Mell, the founder of Felt+Fat. I'm writing today to share how you can be a part of the future of American pottery manufacturing.

Recently, we raised over two million dollars to help us expand into a new 26,000 square foot production facility - that's over five times the size of our previous space. This new facility will mean an end to lead times, the beginning of new product development and importantly, dozens of new jobs for our Kensington, Philadelphia community.

Here's where you come in: we are in the second phase of our capital raise and we've partnered with WeFunder to put together a community investment round so that our direct customers and supporters can become shareholders in the business. For as little as $100 you can now become an investor in Felt+Fat!

As a bonus, we've added a few perks for those who join the team. Depending on the amount contributed, investors will enjoy things like early access to sales, off-menu ordering options and even lifetime discount codes.

Ready to join in? Click the link below to learn more. Do you have questions? I'm available to talk any time. Feel free to write back or even call, my number is below. If you like what we are doing but don't have the capacity to make an investment, please do me a favor, go to our instagram page and like our post about this then leave a comment and share it with your community.

We're really excited to share this next step in our journey with you. Your investment will help shape the future of this company and the future of American pottery manufacturing.

Nate

Learn More



Nathaniel Mell | Founder, CEO. etc.
www.feltandfat.com | WeFunder.com/feltandfat
[redacted] | @feltandfat

Felt+Fat 3750 M St Philadelphia, Pennsylvania 19124

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